UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Nine Energy Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

65441V101

(CUSIP Number)

May 16, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☒	Rule 13d–1(c)

☐	Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65441V101

(1)	Names of reporting persons William Monroe
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 5,065,038 (a)
	(6)	Shared voting power 0
	(7)	Sole dispositive power 5,065,038 (a)
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 5,065,038(a)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 14.3% (a) (b)
(12)	Type of reporting person (see instructions) IN

(a)

The securities reported herein include (i) 3,429,638 shares of Common Stock and (ii) 16,354 call options to acquire 1,635,400 shares of Common Stock. The number of securities held by the Reporting Person are reported as of June 24th, 2024.

(b)

Based on 35,324,861 shares of the Issuer’s common stock outstanding as of May 2, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2024.

SCHEDULE 13G	Page ___ of ___

Item 1(a)	Name of issuer:

Nine Energy Service, Inc.

Item 1(b)	Address of issuer’s principal executive offices:

2001 Kirby Drive, Suite 200, Houston, TX 77019

2(a) Name of person filing:

William Monroe

2(b) Address or principal business office or, if none, residence:

William Monroe

c/o Wick Phillips Gould & Martin LLP

3131 McKinney Avenue, Suite 500

Dallas, Texas 75204

2(c) Citizenship:

Mr. Monroe is a citizen of the United States of America.

2(d) Title of class of securities:

Common Stock, par value $0.01 per share

2(e) CUSIP No.:

65441V101

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote _________.

(ii)	Shared power to vote or to direct the vote _________.

(iii)	Sole power to dispose or to direct the disposition of _________.

(iv)	Shared power to dispose or to direct the disposition of _________.

Comments:

The responses to questions 5 through 9 and 11 on the cover page are incorporated by reference into this Item 4.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2024	Signature:	/s/ William Monroe
	Name:	William Monroe